Exhibit 1

T. ROWE PRICE ASSOCIATES, INC.	WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-4102

4515 Painters Mill Road
Owings Mills, Maryland
21117-4903

Phone 410-345-2000
Toll Free 800-638-7890

Feb. 24, 2014

Mr. Jeff E. Consolino

Mr. Gary J. Gruber

Mr. Keith A. Jensen

Mr. Donald D. Larson

Mr. David W. Michelson

Mr. Vito C. Peraino

National Interstate Corp.

3250 Interstate Dr.

Richfield OH 44286

To the non-independent members of the Board of National Interstate Corporation:

On behalf of the advisory clients of T. Rowe Price Associates, Inc., who are shareholders of National Interstate, we are writing to inform you that we do not currently intend to participate in the tender offer disclosed on Feb. 21 under the terms offered.

As of today, our clients own 1.57 million shares of National Interstate, representing about 8 percent of the common shares outstanding. As experienced investors in the U.S. smaller companies marketplace broadly and the property and casualty insurance industry specifically, we understand the value that can be created as a result of the well-executed combination of complementary businesses. We also understand the dynamics of industry consolidation within the P&C business well.

We do, however, always apply extra scrutiny to any transactions involving a conflict of interest between the negotiating parties, such as Great American Insurance Company’s offer for National Interstate. This approach is based on many years of investment experience, which have made clear that such conflicts are exceedingly difficult for Boards of Directors to manage while also meeting their duties of loyalty to all shareholders.

Having analyzed this transaction carefully, we note that we have rarely come away with concerns as substantial as those we have identified here. In short, we are quite troubled about both the process the National Interstate Board undertook to evaluate the transaction as well as the consideration offered.

In our view, four of you, as directors on the National Interstate Board, face a direct conflict in terms of serving both the interests of Great American, where you are professionally affiliated, and the interests of the National Interstate shareholders you represent. Mr. Michelson and Mr. Jensen are less directly conflicted but, as noted in the company’s most recent proxy, you are not independent. Therefore, we would have expected the Board to have made every effort to mitigate its conflict, to the best of its ability, using well-established techniques such as (a) establishing an independent review committee comprising the independent members of the Board; (b) facilitating the use of separate legal counsel and valuation expertise by the independent review committee; and (c) insisting on some form of a majority-of-the-minority clause for shareholder approval of the offer.

In our experience, when a conflicted Board takes the care to employ some or all of these procedures, it provides at least some measure of comfort to the minority shareholders of the entity being acquired that their interests were considered alongside the (conflicting) interests of the majority owner. Such procedures also ensure that more information is made available for the minority shareholders facing a voting or tender decision.

With the Great American tender offer, none of these procedures was employed, and therefore none of the incremental information they would have produced is available to us. We are particularly appalled that no fairness opinion was obtained for the most recent offer. With a fiduciary duty to the advisory clients we represent, we are hampered in our ability to make this tender-offer decision on their behalf without any assurance that a fair, thorough and independent assessment of National Interstate’s value was ever undertaken.

For this reason, we have elected not to participate in the offer at this time. Our concerns are so strong about the lapses in basic standards of corporate governance evident in this situation that we will file this letter with the U.S. Securities and Exchange Commission in order to make public our position. In an effort to be fair and transparent, we felt it was appropriate to first notify you, the non-independent directors responsible for this improper tender-offer process, about our intentions.

Sincerely,

/s/ Preston G. Athey	/s/ J. David Wagner

Preston G. Athey	J. David Wagner
Vice President	Vice President
T. Rowe Price Associates, Inc.	T. Rowe Price Associates, Inc.

/s/ Gabriel Solomon

Gabriel Solomon

Vice President

T. Rowe Price Associates, Inc.

cc:	Mr. Alan Spachman

Mr. Michael Spachman

Mr. Joel Schiavone

Mr. Donald W. Schwegman